EXHIBIT 3.1

AMENDMENT TO THE

BYLAWS OF

AMERICAN CAMPUS COMMUNITIES, INC.

WHEREAS, American Campus Communities, Inc., a Maryland corporation (the "Corporation"), has heretofore adopted the Bylaws of American Campus Communities, Inc. (the "Bylaws"); and

WHEREAS, the Corporation desires to amend the Bylaws as set forth herein.

NOW, THEREFORE, Section 6 of Article II of the Bylaws is amended and restated to read in its entirety as follows:

"Section 6.     VOTING.  Subject to the rights of the holders of any class or series of preferred stock of the Corporation to elect directors under specified circumstances set forth in the Corporation's charter, a majority of all the votes cast at a meeting of stockholders duly called and at which a quorum is present shall be sufficient to elect a director.  Each share may be voted for as many individuals as there are directors to be elected and for whose election the share is entitled to be voted.  Unless otherwise provided in the charter of the Corporation, each outstanding share, regardless of class, shall be entitled to one vote on each matter submitted to a vote at a meeting of stockholders."

IN WITNESS WHEREOF, the Corporation has caused this Amendment to be executed in its name and on its behalf to be effective as of February 20, 2014.

AMERICAN CAMPUS COMMUNITIES, INC., a Maryland corporation

By:	/s/ Jonathan A. Graf
Jonathan A. Graf
Executive Vice President, Chief Financial Officer, Secretary and Treasurer